Hot Button Issues

 SCORE Group, Inc.

The SCORE Nominees have developed a Business Plan to recover your investment in AIGI and make it work for you again!

 Business Plan
 Board of Directors

VS.

Current AIGI Management
The SCORE Group has documented evidence that the current AIGI management, John W. Adair, Chairman and CEO, and Jalal Alghani, Vice Chairman, CFO and Corporate Secretary are involved in alleged illegal business activities for their personal gain that have greatly diminished Shareholder value.


 Mr. Adair and Mr. Alghani have issued over 50,000,000 shares of AIGI stock to themselves and entities they control without paying for those shares.
 Mr. Adair and Mr. Alghani have doubled their salaries/compensation to over $240,000 per annum without notifying the shareholders.
 Mr. Adair and Mr. Alghani have diluted AIGI shareholder's equity for their personal gain.
 Mr. Adair and Mr. Alghani have forced the Corporation's financial condition to near bankruptcy.
 Mr. Adair and Mr. Alghani have defaulted on the Yemen Block 20 project and lost the Corporation valuable revenue.


The 3R's In Shareholders

 Remember You Are An Owner! Contact SCORE Now.
 Regain Control Of Your Company. Send In Your Proxy.
 Remove Current Management. Vote For The SCORE Nominees.